Exhibit 99.1

LRAD CORPORATION REPORTS

PROFITABLE FISCAL Q3 2010 AND

RECORD FISCAL NINE-MONTH PROFIT

Company On Track to Record First Profitable Fiscal Year

SAN DIEGO, CA, August 4, 2010 – LRAD Corporation (NASDAQ: LRAD), the global leader in acoustic hailing devices (AHDs), today reported revenues of $3.1 million and a quarterly profit of $68,000, or $0.00 per diluted share, for its fiscal third quarter ended June 30, 2010 (fiscal Q3 2010). The Company also reported revenues of $12.0 million and a record profit of $2.1 million, or $0.07 per diluted share, for the nine-month period ended June 30, 2010.

“We delivered our third consecutive profitable quarter in spite of delays in receiving expected orders from the U.S. Military,” commented Tom Brown, president and chief executive officer of LRAD Corporation. “We shipped approximately $700,000 of the over $3.0 million in U.S. military orders received and reported in the last two weeks of fiscal Q3. New orders, along with the remaining $2.3 million in fiscal Q3 LRAD® orders, are scheduled to ship this quarter (fiscal Q4 2010) and in our next fiscal year.”

Revenues for fiscal Q3 2010 decreased 30% to $3.1 million from $4.4 million recorded in fiscal Q3 2009 due primarily to delays in receiving orders from the U.S. Military. Gross profit for fiscal Q3 2010 was $1.5 million, or 49% of revenues, compared to $2.0 million, or 45% of revenues, for the quarter ended June 30, 2009, primarily due to reduced revenue.

Operating expenses for fiscal Q3 2010 decreased by 18% to $1.5 million, compared to $1.9 million for the same period in the prior year. Non-cash share-based compensation expense decreased by $216,000 and commission expense decreased by $192,000, offset by an increase of $97,000 for bonus accrual.

Net income for fiscal Q3 2010 was $68,000, or $0.00 per diluted share, compared to net income of $136,000, or $0.00 per diluted share, for the same period last year. Net income decreased due to lower revenue partially offset by lower operating expenses and a $74,000 unrealized gain on derivative revaluation related to warrant instruments with re-pricing options.

For the nine months ended June 30, 2010, revenues decreased 6% to $12.0 million from $12.8 million recorded for the nine months ended June 30, 2009. For the first nine months of fiscal 2010, gross profit was $6.5 million, or 54% of revenues, compared to $6.2 million, or 49% of revenues, for the same period a year ago. Gross profit increased year to date despite a reduction in revenues due to improved product margins from lower product costs, lower warranty costs, reduced inventory obsolescence expense, and reduced manufacturing overhead spending.

Operating expenses for the nine months ended June 30, 2010 were $5.0 million, a decrease of $1.1 million from the same period a year ago. The reduction from the prior year was due primarily to decreases of $1.0 million in non-cash share-based compensation expense, $303,000 in sales commission expense, $96,000 of favorable accounting and audit services, and $72,000 in lower salaries, offset by $32,000 of increased marketing expenses, $62,000 in higher product development expenses, and $260,000 for accrued bonuses.

Net income for the nine months ended June 30, 2010 was $2.1 million, or $0.07 per diluted share, compared to income of $134,000, or $0.00 per share, for the same nine-month period last year. The Company’s profitable results for the first nine months of fiscal 2010 were due to improved gross margin, a reduction in selling, general and administrative expenses, and a $748,000 unrealized gain on derivative revaluation. Cash and cash equivalents at June 30, 2010 were $5.7 million, compared to $5.1 million at September 30, 2009. The increase is primarily due to net income during the nine months ended June 30, 2010.

“We remain on course for anticipated record fiscal year revenues, reporting our fourth consecutive profitable quarter, and our first profitable fiscal year,” concluded Brown. “We look forward to discussing our fiscal Q3 2010 results and other business developments on our August 5th conference call.”

About LRAD Corporation

LRAD Corporation’s Long Range Acoustic Device® (LRAD®) directional sound systems are being used around the world in diverse applications including, fixed and mobile military deployments, maritime security, critical infrastructure and perimeter security, commercial security, border and port security, law enforcement and emergency responder communications, and wildlife preservation and control. For more information about LRAD Corporation and its long-range directional sound systems, please visit the company’s web site at www.lradx.com.

Forward-looking Statements: Except for historical information contained herein, the matters discussed are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You should not place undue reliance on these statements. We base these statements on particular assumptions that we have made in light of our industry experience, the stage of product and market development as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including but not limited to, the performance of our management team, market acceptance of our directed sound technologies and products, entry of competitors, the possibility our intellectual property protections will not prevent others from marketing products similar to or competitive with our products, potential technical or manufacturing difficulties that could delay product deliveries or increase warranty costs, and other risks identified and discussed in our filings with the Securities and Exchange Commission. These forward-looking statements are based on information and management’s expectations as of the date hereof. Future results may differ materially from our current expectations. For more information regarding other potential risks and uncertainties, see the “Risk Factors” section of the Company’s Form 10-K for the fiscal year ended September 30, 2009. LRAD Corporation disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated.

FOR FURTHER INFORMATION CONTACT:

Robert Putnam

Investor Relations

(858) 676-0519

robert@lradx.com

LRAD Corporation

Condensed Consolidated Balance Sheets

(000’s omitted)

	June 30, 2010 (Unaudited)	September 30, 2009
ASSETS
Current assets:
Cash and cash equivalents	$5,668	$5,103
Accounts receivable, net	1,902	1,463
Inventories, net	3,124	3,068
Prepaid expenses and other	328	194

Total current assets	11,022	9,828
Equipment, net	164	231
Patents, net	748	897
Deposits	—	58

Total assets	$11,934	$11,014

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$984	$960
Accrued liabilities	1,220	2,010

Total current liabilities	2,204	2,970

Total stockholders’ equity	9,730	8,044

Total liabilities and stockholders’ equity	$11,934	$11,014

LRAD Corporation

Condensed Consolidated Statements of Operations

(000’s omitted except share and per share amounts)

(Unaudited)

	Three months ended		Nine months ended
	June 30,		June 30,
	2010	2009	2010	2009
Revenues	$3,100	$4,404	$12,003	$12,770
Cost of revenues	1,582	2,416	5,553	6,523

Gross profit	1,518	1,988	6,450	6,247

Operating expenses:
Selling, general and administrative	1,018	1,396	3,499	4,781
Research and development	495	459	1,539	1,360

Total operating expenses	1,513	1,855	5,038	6,141

Income from operations	5	133	1,412	106
Other income	74	3	746	28

Net income before provision for income taxes	79	136	2,158	134

Provision for income taxes	(11)	—	(107)	—

Net income	$68	$136	$2,051	$134

Net income per common share - basic and diluted	$0.00	$0.00	$0.07	$0.00

Weighted average common shares outstanding
Basic	30,611,456	30,537,302	30,581,706	30,535,905

Diluted	31,104,864	31,546,086	31,136,608	30,897,647